

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

Robert Aquilina
Chairman and Chief Executive Officer
CBaySystems Holdings Limited
9009 Carothers Parkway
Franklin, TN 37067

Re: CBaySystems Holdings Limited
Amendment Nos. 2 and 3 to Registration Statement on Form S-1
Filed on January 5 and January 10, 2011, respectively
File No. 333-169997

Dear Mr. Aquilina:

We have reviewed your amended registration statements and response letter and have the following comments.

General

1. We note that in addition to granting the underwriters an option to purchase shares of your common stock to cover overallotments, the selling shareholders will be offering shares on their own behalf. Please note that to the extent any of the selling shareholders is a legal entity, you should identify the natural person(s) holding voting and/or dispostive power over the shares. In addition, any selling shareholder that is a broker-dealer or broker-dealer affiliate should be identified as such and disclosure regarding whether the shares were purchased in the ordinary course of business without a view to distribute the shares should be added. Please confirm your understanding.

2. As discussed in our telephone conversation on January 13, 2011, we have not yet received your application for confidential treatment. Please be advised that comments, if any, relating to the request for confidential treatment will be provided under separate cover and any such comments must be resolved prior to your desired effective date.

Summary Compensation Table, page 103

3. We note that you have omitted bonus information for fiscal year 2010 on the basis that the information is not known to you at this time. Please also disclose the date bonuses will be determined. Refer to Regulation S-K Compliance and Disclosure Interpretation 217.11, available on our website.

You may contact Melissa Kindelan at (202) 551-3564 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial

statements and related matters. Please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: (212) 455-2502
         D. Rhett Brandon, Esq.
         Simpson Thacher & Bartlett LLP